SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/22/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
752,005

8. SHARED VOTING POWER
809,652

9. SOLE DISPOSITIVE POWER
752,005
_______________________________________________________

10. SHARED DISPOSITIVE POWER
809,652

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,561,657 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.72%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
752,005

8. SHARED VOTING POWER
809,652

9. SOLE DISPOSITIVE POWER
752,005
_______________________________________________________

10. SHARED DISPOSITIVE POWER
809,652

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,561,657 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.72%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
752,005

8. SHARED VOTING POWER
809,652

9. SOLE DISPOSITIVE POWER
752,005
_______________________________________________________

10. SHARED DISPOSITIVE POWER
809,652

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,561,657 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.72%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
752,005

8. SHARED VOTING POWER
809,652

9. SOLE DISPOSITIVE POWER
752,005
_______________________________________________________

10. SHARED DISPOSITIVE POWER
809,652

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,561,657 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.72%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed June 4, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on May 11, 2015, there were 23,235,430 shares of common stock outstanding as of May 11, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 22, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,561,657 shares of FULL (representing 6.72% of FULL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,561,657 shares of FULL include 752,005 shares (representing 3.24% of FULL's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,561,657 shares of FULL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 809,652 shares (representing 3.48% of FULL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 752,005 shares. Bulldog Investors, LLC has shared power to dispose of and vote 809,652 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of FULL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 6/5/15 the following shares of Full were purchased:

Date:		        Shares:		Price:
06/08/15		8,100		3.6000
06/11/15		10,866		3.6000
07/14/15		9,747		3.5185
07/15/15		10,000		3.5200
07/16/15		50,200		3.5195
07/17/15		25,600		3.4998
07/20/15		50,000		3.4996
07/21/15		50,000		3.4500
07/22/15		25,000		3.4300



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/23/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.